UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated March 27, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: March 27, 2012

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Wednesday, May 2, 2012 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Special General Meeting is for the following purposes:

(1)
To approve agreements between the Company and its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, pursuant to which, a loan agreement between a third party and the Company shall be assigned to such shareholders, the terms of the loan shall be revised and additional loans shall be extended to the Company by the three shareholders;

(2)
To approve the exemption of the Company's directors and officers from any liability in connection with the transaction specified under Item 1 above and any related transaction with any third party; and the indemnification of the Company's directors and officers in  respect thereof, to the fullest extent permitted by law and the Company's Articles of Association;

(3)	To appoint Ms. Adi Bershadsky as an outside director of the Company for a three-year term;

(4)	To approve the grant of restricted share units, to the Company’s outside directors;

(5)	To approve the grant of restricted share units to Mr. Mel Keating, the Chairman of the Board of Directors of the Company;

(6)	To approve the grant of restricted share units to the Company's non-employee directors; and

(7)	To approve and ratify the renewal of the Company's directors' and officers' insurance policy.

Shareholders of record at the close of business on April 3, 2012 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Shareholders whose shares are traded through the Tel-Aviv Stock Exchange, or TASE, may only vote their shares in one of the following two ways: (a) By mail: sign and date a voting instructions card  in the form filed by the Company on MAGNA and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that the shareholder was the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to the offices of the Company at 8 Maskit St., Herzlia, Israel, Attention: General Counsel and CFO; or (b) In person: attend the Meeting, where ballots will be provided. If a shareholder chooses to vote in person at the meeting, he or she must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that such shareholder was the beneficial owner of the shares on the record date.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

March 27, 2012	By Order of the Board of Directors, Melvin L. Keating Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.04 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Special General Meeting will be held on Wednesday, May 2, 2012 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

It is proposed that at the Special General Meeting: (i) the transaction between the Company and its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, pursuant to which, a loan agreement between a third party and the Company shall be assigned to such shareholders, the terms of the loan shall be revised and additional loans shall be extended to the Company by the three shareholders,  be approved; (ii) the exemption from liability and indemnification of the Company's directors and officers in connection with the transactions specified under Item 1 above and any related transaction with any third party, to the fullest extent permitted by law and the Company's Articles of Association, be approved; (iii) Ms. Adi Bershadsky be appointed as an outside director for a three-year term; (iv) the grant of restricted share units to the outside directors, be approved; (v) the grant of restricted share units to Mr. Mel Keating, the Chairman of the Board of Directors of the Company, be approved; (vi) the grant of restricted share units to the Company's non-employee directors, be approved; and (vii) the renewal of the Company's directors' and officers' insurance policy be approved and ratified.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting or adjournment thereof, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 3, 2012 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 3, 2012, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on March 22, 2012, 6,455,950 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 22, 2012, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)
Prescott Group Capital Management, LLC (2)	1,221,008	18.6%
Columbia Pacific Opportunity Fund, LP(3)	1,136,534	17.6%
Lake Union Capital Management, LLC(4)	710,942	11.0%
All directors and officers as a group (9 persons)(5)	69,084	1.1%
____________
(1)
Percentages in the above table are based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012 and do not include 367,810 Ordinary Shares held by the Company. Pursuant to Israeli law, these shares do not confer upon the Company any voting rights.

(2)
Based on Amendment No. 3 to Schedule 13D filed by Prescott Group Capital Management, L.L.C. on December 16, 2011 Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 1,214,341 Ordinary Shares (after giving effect to the one-for-four reverse split executed by us in December 2011). Additionally, the Small Cap Funds hold 6,667 Ordinary Shares following vesting of RSUs granted to them for the service of their executive as Chairman of the Board of the Company in 2011. The number of shares owned includes an aggregate of 102,343 Ordinary Shares underlying warrants exercisable within 60 days of the date thereof. Excluding such warrants, Prescott’s holdings constitute 17.3% of the Ordinary Shares outstanding as of March 22, 2012.

(3)
Based on Amendment No. 3 to Schedule 13G filed by Columbia Pacific Advisors, LLC on January 11, 2012. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the portfolio of Columbia Pacific Opportunity Fund, L.P. The 1,136,534 ordinary shares owned by Columbia Pacific Advisors, LLC, are held in the portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of his pecuniary interest therein.

(4)
Based on Amendment No. 4 to Schedule 13G filed on February 14, 2012, by Michael Self and Lake Union Capital Management, LLC , the voting power is shared by and between the two of them. Lake Union Capital Fund, LP has shared power to vote 560,942 ordinary shares of the 710,942 shares held by Lake Union Capital Management, LLC.

(5)	Includes options to purchase Ordinary Shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 – APPROVAL OF A TRANSACTION BETWEEN THE COMPANY
AND THREE MAJOR SHAREHOLDERS

At the Meeting, the shareholders shall be requested to approve the transaction described below (the "Transaction"), between the Company and its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (collectively, the "Three Shareholders"), pursuant to which, a loan agreement between a third party and the Company shall be assigned to the Three Shareholders, the terms of the loan shall be revised and additional loans shall be extended to the Company by the Three Shareholders.

The Loan Agreement

In April 2011, the Company entered into a loan agreement (the “Loan Agreement”) with a financial institution and other lenders (collectively, the “Lenders”) for extension of loans to the Company in an aggregate amount of $5 million (the “Loan”). The Loan has been extended to the Company in May 2011, of which $2.9 million is due on May 5, 2012 and the remaining $2.1 million is due on May 26, 2012.  The Loan bears interest at a rate of 3.25% per annum. In consideration for the Loan, the Company issued to the Lenders 136,080 Ordinary Shares (after giving effect to the one-for-four reverse split executed by the Company in December 2011). The Loan is secured by a second ranking floating charge on the Company’s assets.

The Transaction with the Three Shareholders

In anticipation of difficulties in repaying the Loan by the due dates, the Company’s management approached the Three Shareholders requesting a financial assistance. The Three Shareholders agreed to support the Company and on March 19, 2012 (the “Signing Date”) entered into three agreements with the Company, as follows:

(a)	An assignment agreement, pursuant to which the Loan would be assigned by the Lenders to the Three Shareholders, subject to certain terms and conditions (the “Assignment Agreement”);

(b)
An amendment to the Loan Agreement, pursuant to which the maturity date of the Loan would be extended until May 1, 2014 and other certain terms of the Loan would be amended (the "Amended Loan Agreement"); and

(c)	A loan agreement for extension of a bridge loan to the Company and potential additional loans (the “Bridge Loan Agreement”).

The Assignment Agreement

The Assignment Agreement was entered into by and among the Three Shareholders, the Company and the Lenders. The Assignment Agreement provides that the rights and obligations of the Lenders under the Loan Agreement, including the unpaid principal amount of the Loan, the accrued interest on the Loan and the 136,080 Ordinary Shares issued to the Lenders under the Loan Agreement, would be assigned to the Three Shareholders, in consideration of the purchase price to be paid by the Three Shareholders to the Lenders.

The Assignment Agreement further provides that the accrued interest on the Loan until the date of its assignment to the Three Shareholders should be added to the principal amount of the Loan. It was further agreed that the Loan would be divided between the Three Shareholders in equal shares. The Company will be obligated to use $1 million out of certain funds currently held by a third party in escrow (the “Escrow Funds”), upon and subject to the release of such amount, for partial repayment of the Loan, upon the consummation of the transactions contemplated by the Assignment Agreement (the “Closing”) or thereafter at any time of release of such Escrow Funds, subject to any legal impediments prohibiting the Company from doing so.

In addition, it was agreed that the pledge agreements entered into between the Lenders and the Company in connection with the Loan would be assigned to the Three Shareholders at the Closing. The pledge agreements provide for second ranking floating charge on the Company’s assets and a second ranking fixed charge on the Company’s goodwill and payments under the Company’s insurance policy for tangible property, if received in the future (the “Second Ranking Liens”), all junior to the liens on the Company’s assets securing the Company’s debts to four Israeli banks (the “Banks”).

The Banks’ consent is required for certain transactions contemplated by the Assignment Agreement. In case that the Banks’ consent is not obtained within 21 business days from the Signing Date, the Lenders shall have the right to terminate the Assignment Agreement or give the Three Shareholders up to 60-day extension.

The Closing of the Assignment Agreement is subject to certain conditions, including obtaining shareholder approval. The Three Shareholders and the Lenders are entitled to terminate the Assignment Agreement in case that the Closing does not occur within 60 days from the Signing Date or in case that a permanent injunction or other order of competent authority is preventing the consummation of the transactions contemplated by the Assignment Agreement or in case that certain proceedings are commenced by the Company or by others against the Company. The Company’s obligation to consummate the Closing is subject to the extension to the Company by the Three Shareholders of a $500,000 Bridge Loan by a date to be agreed between the parties subject to the terms of the Assignment Agreement.

The Amended Loan Agreement

The Amended Loan Agreement includes certain amendments to the terms of the Loan, as follows:

(a) the maturity date of the Loan shall be extended to May 1, 2014;

(b) any unpaid amount of the Loan will bear interest at a rate of 6% per annum from the date of Closing of the Amended Loan Agreement (instead of 3.25% previously agreed with the Lenders), payable in quarterly installments. Any payment not paid by the Company when due, shall bear interest at a rate of 8% per annum and after 6 months from the date the payment was due, shall bear interest at a rate of 9.5% per annum (instead of 6.5% and 9%, respectively, previously agreed with the Lenders);

(c) the accrued interest may be paid by the Company in Ordinary Shares at the request of the Three Shareholders, or at the Company's discretion, if it reasonably believes that it does not have available funds to pay a certain interest installment in cash, taking into account its other obligations. The number of Ordinary Shares to be issued would be calculated according to the 20-day volume weighted average price per share of the Company's Ordinary Shares on the NASDAQ Global Select or the Nasdaq Capital Market, calculated as at the end of the three trading-days prior to the interest payment date;

(d) the Three Shareholders will have the right to convert the principal amount of Loan and the accrued interest, into Ordinary Shares, at any time that the Loan is outstanding, at a price of $3 per share;

(e) the Company undertook to refrain from entering into  a transaction with a third party or series of related transactions, under which more than fifty percent (50%) of the outstanding share capital of the Company following such transaction or series of related transactions would be held by a person or entity or group of affiliated entities, other than the existing shareholders as of the date of closing of the Amended Loan Agreement, unless the buyers were approved in advance by the Three Shareholders. Such approval shall not be unreasonably withheld;

(f) the Company undertook that upon full repayment of the debts to the Banks, the Second Ranking Liens should become senior to any and all security interests granted by the Company and the Company should not grant any senior or pari passu security interests to any other party;

(g) the events of default, which would cause acceleration of the maturity of the Loan, include an event that at the request of the Three Shareholders, at any time following 12 months from the closing of the Amended Loan Agreement, the Company fails to submit to the Three Shareholders a plan to repay the Loan and accrued interest thereon when due.

As part of the Amended Loan Agreement, it was agreed with the Three Shareholders that at the closing of the Amended Loan Agreement, the Company shall issue to the Three Shareholders Ordinary Shares in an amount equal to 18.7% of the outstanding share capital of the Company immediately prior to issuance of the shares in accordance with the Amended Loan Agreement (excluding treasury shares held by the Company), proportionately to the portion of the Loan assigned to each of them.

The closing of the Amended Loan Agreement is subject to certain conditions, including obtaining shareholder approval. The obligation of the Three Shareholders to consummate the closing is conditioned upon that certain proceedings are not pending in connection with the Company or its assets. In addition, the Three Shareholders may terminate the Amended Loan Agreement if the Assignment Agreement is terminated in accordance with its terms.

The Company’s obligation to consummate the closing of the Amended Loan Agreement is subject to obtaining the Banks’ consent to certain transactions contemplated by the Amended Loan Agreement and to the extension by the Three Shareholders of the $500,000 Bridge Loan described below.

The Company shall reimburse the Three Shareholders for fees incurred by them in connection with the Assignment Agreement and the Amended Loan Agreement, in an amount of up to $60,000.

Each certificate representing the issued shares under the Loan Amended Agreement shall be stamped or otherwise imprinted with a restrictive legend. Under the terms of the Amended Loan Agreement, the parties shall enter into a registration rights agreement. The Ordinary Shares shall be considered registerable securities under the registration rights agreement. The registration rights agreement provides for one demand by the Three Shareholders, and additional demands in case that the amount of the registerable securities is larger than the amount permitted to be included in a registration statement to be filed by the Company. The Three Shareholders will also have Piggy back rights.

Subject to the consummation of the transactions contemplated by the Assignment Agreement and the Amended Loan Agreement, each of the Three Shareholders, the Lenders and the Company irrevocably releases and waives the other parties and their directors, officers, representatives and other affiliated parties, from any liability with regard to events that occurred prior to the date of the closing.

The Bridge Loan Agreement

The Bridge Loan Agreement provides that the Three Shareholders will extend to the Company a $500,000 loan (the “Bridge Loan”) due at the first anniversary thereof. The Bridge Loan will bear nominal interest at the rate of 0.07% per annum. Subject to the Banks’ consent, the Bridge Loan shall be secured by security interests similar to the Second Ranking Liens described above.

In addition to the Bridge Loan, the Company and the Three Shareholders may mutually agree, in each party's sole discretion, that the Company shall borrow from the Three Shareholders, from time to time, prior to the repayment date of the Bridge Loan, additional loans up to an aggregate amount of $1.5 million, under the same terms of the Bridge Loan (the "Additional Loans"), including the conversion rights and interest rate increase.

The amount of the Bridge Loan and the Additional Loans, if any, shall become immediately payable upon an event of default. Events of defaults include any of the following events:

(a)	failure by the Company to pay an amount when due and not remedied within 60 days;

(b)	termination of the Amended Loan Agreement due to a breach by the Company;

(c)	commencement of legal actions or proceedings against the Company by creditors of the Company under the Loan Agreement.

The obligation of the parties to consummate the Bridge Loan Agreement is subject to obtaining the Banks' consent to certain transactions contemplated by the Bridge Loan Agreement  in a form satisfactory to the Three Shareholders. The Three Shareholders may terminate the Bridge Loan Agreement if the closing of such agreement does not occur within 60 days from the Signing Date or if any permanent injunction or other order of a governmental entity of a competent authority preventing the consummation of the transactions contemplated by the Bridge Loan Agreement, shall have become final and non-appealable or if the Company commenced certain proceedings. The Company may terminate the Bridge Loan Agreement if the Bridge Loan is not extended by the Three Shareholders by a date to be agreed between the parties subject to the terms of the Assignment Agreement.

If the Transaction described under this Item 1 is not approved by the shareholders within 60 days from the Signing Date or if an event of default occurs, the Bridge Loan and Additional Loans extended to the Company, if any, shall become payable within 60 days from the date of their extension, or earlier, if an event of default occurs, or if certain proceedings are commenced by the Company or against the Company or its subsidiaries.

Changes to the Bridge Loan Terms upon Approval by the Shareholders

In case that the proposed resolution in this Item 1 is adopted, the following terms shall apply to the Bridge Loan:

(a)	the interest rate shall be increased to 8% per annum retroactively from the date on which the Bridge Loan was extended to the Company;

(b)
the Company shall be entitled to pay the accrued interest on the Bridge Loan and the Additional Loans, in Ordinary Shares at the request of the Three Shareholders, or at the Company's discretion, if it reasonably believes that it does not have available funds to pay a certain interest installment in cash, taking into account its other obligations;

(c)	the Three Shareholders shall have the right to convert the entire amount of the Bridge Loan and accrued interest into Ordinary Shares.

In either case indicated in section (b) or (c) above, the number of Ordinary Shares to be issued by the Company, will be calculated according to the lower of (i) the 20-day volume weighted average price per share of the Company's Ordinary Shares on the NASDAQ Global Select or the Nasdaq Capital Market calculated as at the end of the three trading-days prior to the interest payment date; or (ii) $3 per share. The Company shall notify the Three Shareholders prior to early repayment of the Bridge Loan or certain issuances of shares or sale of the Company’s shares, in order to allow the Three Shareholders to exercise their conversion rights.

Any shares issuable under the Bridge Loan agreement shall be considered "registerable securities" under the registration rights agreement described above.

Approval of the Transaction by the Audit Committee and the Board of Directors

After consideration of the Assignment Agreement, the Amended Loan Agreement and the Bridge Loan Agreement, the Audit Committee and the Board of Directors approved the proposed Transaction, subject to shareholders’ approval. As required under the Companies Law, 5759-1999 (the “Companies Law”), in arriving at their decision to approve the Transaction, the Audit Committee and the Board of Directors reviewed and analyzed the specific terms of the Transaction and the financial condition of the Company and its low liquidity. The Audit Committee and the Board of Directors also examined whether the Transaction is considered a "distribution" as defined in the Companies Law and arrived to the conclusion that it is not. After considering all consequences of the Transaction, as they deem appropriate, the Audit Committee approved the Transaction and so did the Board of Directors.

Shareholder Approval is Required under Israeli Law and the NASDAQ Rules

Under the Companies Law, an extraordinary transaction between the Company and a controlling shareholder requires the approval of the Audit Committee, the Board of Directors and the Company’s shareholders. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, other than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities. Under the Companies Law, in case that two or more shareholders are interested parties in a certain transaction, they will be considered as joint holders. Therefore, in connection with the Transaction, the Three Shareholders may be considered, jointly, as a "controlling shareholder". Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest require the approval of the Audit Committee, the Board of Directors and the shareholders of the company with a special majority described below.

In addition, as a result of the Transaction, if approved, each of the Three Shareholders, which is named in the table above titled “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” may become a "controlling shareholder" as defined under the Companies Law, holding 25% or more of the Company's outstanding share capital, in the event that the Company pays the principal amount of, or the accrued interest on, the Loan, the Bridge Loan or the Additional Loans, through the issuance of Ordinary Shares. In accordance with the Companies Law, shareholders approval is also required for a transaction, the result of which may be that a shareholder becomes a controlling shareholder of the Company.

Furthermore, under the Companies Law, shareholder approval is required (in addition to the approval of the Audit Committee and the Board of Directors) for a private placement of securities (or a series of related private placements) in which the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value.

NASDAQ Listing Rule 5630 requires shareholder approval for either (i) issuance of securities when the issuance or potential issuance results in a change of control of the company; or (ii) the issuance or potential issuance equal to 20% or more of the company's outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares.

For the reasons described above, the Company is seeking the approval of the shareholders for the Transaction.

The Company proposes that at the Meeting the following resolution be adopted:

“RESOLVED, that following the approval of the Audit Committee and the Board of Directors, to approve the proposed transaction by and among the Company, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, which includes entering into an Assignment Agreement, an Amended Loan Agreement and a Bridge Loan Agreement, and which may result in either of the shareholders which are party to the Transaction becoming a controlling shareholder of the Company.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not interested parties; or (ii) the total number of shares voted against the resolution by shareholders who are not interested parties does not exceed two percent of the Company’s outstanding shares.

Please note that you are required to indicate on the proxy card whether or not you have a personal interest in this proposal, no matter whether you vote for or against this proposal. If you fail to so indicate, your vote will not be counted with respect to this proposal No. 1.

The Board of Directors recommends a vote “For” approval of this proposed resolution.

ITEM 2 – EXEMPTION FROM LIABILITY AND
INDEMNIFICATION OF THE COMPANY'S DIRECTORS AND OFFICERS

The Companies Law and the Articles of Association of the Company authorize the Company to indemnify, exempt and insure the Company's directors and officers, subject to certain conditions and limitations.  Management believes that it is in the Company’s best interests to provide indemnification to the Company's directors and officers to enable the Company to attract and retain highly qualified individuals.

Under the Companies Law, exculpation, indemnification and insurance of office holders (as such term is defined in the Companies Law) must be approved by the Audit Committee and Board of Directors and, in respect of the Company's directors, also by the shareholders.

Pursuant to the Company’s current letter of indemnification granted to the Company's directors and officers, as previously approved by shareholders (a) the Company exempts its directors and officers, to the fullest extent permitted by law, from any responsibility or liability for damages caused as a result of a breach of such person's duty of care to the Company or its subsidiaries, subject to certain exceptions where the exemption from liability is prohibited; and (b) the Company is obligated to indemnify its directors and officers to the fullest extent permitted by law.

In connection with the Transaction with the Three Shareholders proposed under Item 1 above and certain other transactions, the Company's Audit Committee and Board of Directors have recently approved the release of the Company’s officers and directors (subject to shareholder approval with respect to the Company’s directors), from any and all liabilities, costs, payments and obligations whatsoever, arising in connection with the loan agreements entered into between the Company and third parties, the sale of the AppBuilder business and the Transaction described under Item 1 above, as well as the indemnification of the Company's directors and officers in respect thereof, to the fullest extent permitted under the Company’s standard indemnification letter.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the release of the Company’s officers and directors, from any and all liabilities, costs, payments and obligations whatsoever, arising in connection with the loan agreements entered into between the Company and third parties, the sale of the AppBuilder business and the Transaction described under Item 1 above, as well as the indemnification of the Company's directors and officers in respect thereof, to the fullest extent permitted under the Company’s standard indemnification letter be, and the same hereby are, approved.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not interested parties; or (ii) the total number of shares voted against the resolution by shareholders who are not interested parties does not exceed two percent of the Company’s outstanding shares.

Please note that you are required to indicate on the proxy card whether or not you have a personal interest in this proposal, no matter whether you vote for or against this proposal. If you fail to so indicate, your vote will not be counted with respect to this proposal No. 2.

The Board of Directors recommends a vote “For” approval of this proposed resolution.

ITEM 3 –APPOINTMENT OF AN OUTSIDE DIRECTOR

Under the Companies Law, the Company is required to appoint at least two outside directors.  One of the Company's outside directors, Mr. Michael Chill, expressed his desire to resign from the Board of Directors, upon the appointment of a new outside director as set forth in this Item 2, due to Mr. Chill's willingness to devote more time to his other activities. Accordingly, the Company is required to appoint a new outside director. The Company proposes that at the Meeting, Ms. Adi Bershadsky be appointed as an outside director of the Company for a three-year term. Following is the nominee's biographical information:

Adi Bershadsky, age 55, retired Colonel from the IDF, advises companies in the high-tech, commercial, diplomatic and military areas, with respect to group guidance and management of international projects. Since 2006, Ms. Bershadsky has served as a business development and international marketing director at Ness Technologies and since 2011 she has served as a director in the news company - Channel 2. From 2006 and until 2011, Ms. Bershadsky served as a director of Arpal Ltd., a publicly traded company and she also served since 2011 as a director of Dnidav investments Ltd. Between 2004 and 2006, Ms. Bershadsky served as director in IMI –Israel Military Industry.  During 2004 and 2005, Ms. Bershadsky served as manager of reciprocal purchase and international projects at the Israeli Export Institute. From 2000 until 2003, Ms. Bershadsky served as the IDF Attach and head of the Ministry of Defense Delegation in Poland, the Czech Republic, Slovakia and Hungary. From 1996 until 1999, Ms. Bershadsky served as the head of planning and human resource department in the Israeli Air-Force Staff. Ms. Bershadsky holds a BA degree in sociology and social studies, and an MA degree in organizational consultancy, both from the Bar-Ilan University.

The Company’s Audit Committee and Board of Directors propose to appoint Ms. Adi Bershadsky as an outside director of the Company for a three-year term commencing on the date of the Meeting.

The Board of Directors has determined that Ms. Adi Bershadsky qualifies as “audit committee financial expert” as defined by applicable SEC regulations.

Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law. The Board has determined that Ms. Adi Bershadsky meets the criteria for having financial and accounting expertise, both as defined in the Companies Law and the regulations promulgated thereunder.

The Company proposes that at the Meeting the following resolution be adopted:

“RESOLVED, to appoint Ms. Adi Bershadsky as an outside director of the Company for a three-year term commencing on the date of the Meeting, May 2, 2012 and ending on May 1, 2015.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not “controlling shareholders” (as defined below) and who are not interested parties other than interests that do not stem from connections with the controlling shareholders; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the Company’s outstanding shares.

A “controlling shareholder” under the Companies Law is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to this proposal, no matter whether you vote for or against this proposal. If you fail to notify us as to whether or not you are a controlling shareholder of the Company (as defined above) or acting on its behalf with respect to this proposal No. 3, your vote will not be counted with respect to proposal No. 3.

The Company’s Board of Directors recommends that the shareholders vote “For” the appointment of Ms. Adi Bershadsky as an outside director of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 4 – APPROVAL OF GRANT OF
RESTRICTED SHARE UNITS TO OUTSIDE DIRECTORS

Under the Companies Law, subject to certain exceptions, the payment of compensation to directors of a company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders. Payment of compensation to outside directors should also comply with the requirements of the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2000 (the “Outside Directors Regulations”).

The Company pays to its outside directors cash compensation, as previously approved by the Company's Audit Committee, Board of Directors and shareholders, in accordance with the Outside Directors Regulations. The resolution proposed hereunder does not affect the cash compensation payable to the outside directors.  The amount that was approved is lower than the range specified in the Outside Directors Regulations.

In addition to the cash compensation payable to the outside directors, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant at the time of the appointment (and at the beginning of the third year of service, and so on every two years, if his or her term of service as outside director was renewed), of 30,000 restricted share units ("RSUs") to each of the Company’s outside directors serving at the Board from time to time, to be vested as follows:

(i)	9,750 RSUs after 6 months of service as a director of the Company;

(ii)	9,750 RSUs after 18 months of service as a director of the Company; and

(iii)	10,500 RSUs after 24 months of service as a director of the Company.

The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter or award agreement. In the event of termination of the service of an outside director (unless termination was made in accordance with sections 227A, 228(a)(2)–(5) or 231-234 of the Companies Law), he or she shall be entitled to the pro-rata quantity of the RSUs which have not yet been vested at the time of termination, calculated based on the period beginning on the date of grant and ending at the time of anticipated vesting date, provided, however, that the outside director shall not be eligible to the RSUs if his or her term of service was terminated due to his or her resignation within six months from the date of the respective grant. For example: an outside director that his or her term of service was terminated after 17 months, shall be entitled to the following amount of RSUs: (i) 9,750 RSUs already vested after six months of service; (ii) 9,750 RSUs divided by 18 and multiplied by 17, i.e. 9,208 RSUs; and (iii) 10,500 RSUs divided by 24 and multiplied by 17, i.e. 7,438 RSUs.

In the event of a change of control of the Company pursuant to which (i) any shareholder which holds less than 25% of the outstanding share capital of the Company on the date of grant (except of the Three Shareholders referred to in Item 1) shall hold at least 50% of the outstanding share capital of the Company;  or (ii) a merger or a sale of 50% or more of the Company's activities shall be effected, then all outstanding RSUs previously granted to the outside directors, shall be automatically vested.

If this proposal is not adopted, the outside directors will receive the amounts of RSUs as previously approved by the shareholders of the Company.

It is proposed that at the Special General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, and the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2000, the grant of RSUs under the Company’s 2007 Award Plan, to the outside directors, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

In accordance with the Outside Directors Regulations, the grant of RSUs to outside directors requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not “controlling shareholders” (as defined under Item 3 above) and who are not interested parties other than interests that do not stem from connections with the controlling shareholders; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the Company’s outstanding shares.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 5 – APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS
TO MR. MEL KEATING, THE CHAIRMAN OF THE BOARD

As described under Item 4 above, in accordance with the Companies Law, subject to certain exceptions, the payment of compensation to directors of a company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders.

The Company pays to its non-employee directors (which include the Chairman of the Board) cash compensation and also grants to them RSUs, as previously approved by the Company's Audit Committee, Board of Directors and shareholders, in accordance with the Companies Law.

In lieu of the cash compensation payable to Mr. Keating, the Chairman of the Board of Directors, and the grant of RSUs in the amounts granted to the other non-employee directors of the Company, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant of RSUS to Mr. Keating during his service as the Chairman of the Board of Directors, as follows:

(i)	6,000 RSUs to be granted at the beginning of each month, starting retroactively from the date of Mr. Keating’s appointment as Chairman of the Board on January 24, 2012;

(ii)
Following each 6-month period of service of Mr. Keating as Chairman of the Board, the amount of RSUs granted monthly will be revised and be equal to $10,000 divided by the average close price of the Company’s shares on the Nasdaq Global Market (or other exchange in which the Company’s shares are traded in case that they are no longer traded on the Nasdaq Global Market) in the last 5 trading days of the last month of each 6-month period of Mr. Keating’s service as Chairman of the Board;

(iii)	All RSUs granted hereunder will be fully vested upon grant;

(iv)
Following each 12-month period of service of Mr. Keating as Chairman of the Board, the Audit Committee and the Board will reassess the compensation of Mr. Keating and resolve whether to approve continuation of the compensation for additional 12-month period, based, inter alia, on Mr. Keating contribution to the Company and the financial condition of the Company.

The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter or award agreement.

If this proposal is not adopted, but the proposal under Item 6 – “Approval of Grant of Restricted Share Units to Non-Employee Directors” is adopted, Mr. Keating will receive the amounts of RSUs and the cash compensation as described in Item 6.

If this proposal and the proposal under Item 6 are not adopted, Mr. Keating will receive the amounts of RSUs and the cash compensation as previously approved by the shareholders of the Company for non-employee directors.

Chairman of the Board appointed from time to time, other than Mr. Keating, shall be entitled to the compensation generally payable by the Company to its non-employee directors.

It is proposed that at the Special General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the grant of RSUs under the Company’s 2007 Award Plan, to Mr. Mel Keating, during his service as the Chairman of the Board of Directors,  as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 6 – APPROVAL OF GRANT OF
RESTRICTED SHARE UNITS TO NON-EMPLOYEE DIRECTORS

In addition to the cash compensation payable to the non-employee directors as approved by the Audit Committee and the Board of Directors in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant of RSUs to each of the Company’s non-employee directors, in such amounts and on such terms described in Item 3 above (approval of grant of restricted share units to outside directors). The resolution proposed hereunder does not affect the cash compensation payable to the non-employee directors pursuant to previous resolution of the Company’s shareholders.

"Non-employee directors" referred to in this proxy statement include directors serving on the Board from time to time, excluding directors that receive compensation or management fees from the Company (other than the compensation generally payable by the Company to all non-employee directors).

If this proposal is approved, the non-employee directors shall be granted at the time of the appointment (and at the beginning of every two additional years of service, for so long as he or she serves as a non-employee director), of 30,000 RSUs, to be vested as follows:

(i)	9,750 RSUs after 6 months of service as a director of the Company;

(ii)	9,750 RSUs after 18 months of service as a director of the Company; and

(iii)	10,500 RSUs after 24 months of service as a director of the Company.

The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter or award agreement. In the event of termination of the service of the director (unless termination was made in accordance with sections 227A, 228(a)(2)–(5) or 231-234 of the Companies Law), he or she shall be entitled to the pro-rata quantity of the RSUs which have not yet been vested at the time of termination, calculated based on the period beginning on the date of grant and ending at the time of anticipated vesting date, provided, however, that the director shall not be eligible to the RSUs if his or her term of service was terminated due to his or her resignation within six months from the date of the respective grant.

In the event of a change of control of the Company pursuant to which (i) any shareholder which holds less than 25% of the outstanding share capital of the Company on the date of grant (except of the Three Shareholders referred to in Item 1) shall hold at least 50% of the outstanding share capital of the Company;  or (ii) a merger or a sale of 50% or more of the Company's activities shall be effected, then all outstanding RSUs previously granted shall be automatically vested.

If this proposal is adopted, the grant of the RSUs as described above will apply retroactively to the non-employee directors appointed following January 1, 2012.

If this proposal is not adopted, the non-employee directors will receive the amounts of RSUs as previously approved by the shareholders of the Company.

It is proposed that at the Special General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the grant of RSUs under the Company’s 2007 Award Plan, to the non-employee directors, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 7 - APPROVAL AND RATIFICATION OF
RENAWAL OF D&O INSRUANCE POLICY

Under the Companies Law, the procurement of an insurance coverage for the Company's directors and those executive officers who also serve as directors requires shareholder approval. The Company purchases every year, a D&O insurance coverage for directors and officers of the Company and its affiliated companies, as previously approved by the Company's shareholders. The Company’s D&O insurance policy covers liabilities of the officers and directors of the Company and its affiliates, serving at the Company from time to time, up to a maximum of $25 million, per claim and in the aggregate. The total annual premium payable by the Company and its affiliates, is approximately $128,000. The D&O insurance policy is for a period ending on June 30, 2012 (the "Current Policy").

The Company's Audit Committee and the Board of Directors approved, subject to shareholder approval, the renewal of the D&O insurance policy upon the expiration of the Current Policy for a period of up to 5 years; provided that (i) such renewal, extension or substitution is for the benefit of the Company and  the officers and directors of the Company and its affiliates and on terms substantially similar to or better than those of the then effective insurance policy; (ii) that the coverage will be no less than $25 million per claim and in the aggregate (unless the Audit Committee and the Board approved a lower coverage amount); and (iii) that the annual premium to be paid by the Company and its affiliates will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $300,000.

The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of the Current Policy, from time to time, within the foregoing limitations.

It is proposed that at the Special General Meeting the following resolution be adopted:

"RESOLVED, to renew, extend and/or replace the current D&O insurance policy (covering directors and officers of the Company and its affiliates) for the period ending on June 30, 2012, referred to as the "Current Policy", for a period of up to 5 years, provided that (i) the coverage will be no less than $25,000,000 per claim and in aggregate; (ii) the total annual premium amount to be paid by the Company and its affiliates shall not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $300,000; and (iii) that any renewal, extension and/or replacement thereof or other similar arrangement is for the benefit of the Company and the directors and officers of the Company and its affiliates and on terms substantially similar to or better than those of the then effective insurance.

For the avoidance of doubt, it is hereby clarified that, subject to applicable law, no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or substitution of the Current Policy.

The procurement of the Company's directors and officers' insurance policy previously maintained by the Company, is hereby ratified.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution

The Company's Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the proposed resolution. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

By Order of the Board of Directors, Melvin L. Keating Chairman of the Board of Directors

Dated: March 27, 2012